UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): October 30, 2023

HF Sinclair Corporation

(Exact Name of Registrant as Specified in its Charter)

DELAWARE	001-41325	87-2092143
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2828 N. Harwood, Suite 1300 Dallas, TX	75201
(Address of Principal Executive Offices)	(Zip Code)

(214) 871-3555

Registrant’s Telephone Number, including Area Code

Not Applicable

(Former Name or Former Address, If Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.01	DINO	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01	Other Events

Exchange Offers and Consent Solicitations

On October 30, 2023, HF Sinclair Corporation (the “Company”) commenced private offers to all Eligible Holders (as defined in the press release) to exchange (the “Exchange Offers”) any and all outstanding 6.375% Senior Notes due 2027 (the “HEP 2027 Notes”) and 5.000% Senior Notes due 2028 (the “HEP 2028 Notes” and together with the HEP 2027 Notes, the “HEP Notes”) issued by Holly Energy Partners, L.P. (“HEP”) and Holly Energy Finance Corp. (“Finance Corp.” and together with HEP, the “HEP Issuers”), for new notes to be issued by the Company, with registration rights, and cash, pursuant to the terms and subject to the conditions set forth in a confidential exchange offer memorandum and consent solicitation statement, dated October 30, 2023 (the “Exchange Offer Memorandum”).

Concurrently with the Exchange Offers, the Company is soliciting the consents (collectively, the “Consent Solicitations”) from the Eligible Holders to adopt certain proposed amendments to the indentures governing the HEP Notes (the “HEP Indentures” and each, an “HEP Indenture”) to, among other things, eliminate from each HEP Indenture, as it relates to each series of HEP Notes (i) substantially all of the restrictive covenants, (ii) certain of the events which may lead to an “Event of Default”, (iii) the U.S. Securities and Exchange Commission (“SEC”) reporting covenant and (iv) the requirement of HEP to offer to purchase the HEP Notes upon a change of control (collectively, the “Proposed Amendments”). The Proposed Amendments will become effective with respect to a particular series of HEP Notes to the extent (i) participation in the Exchange Offer by the relevant series of HEP Notes exceeds 50% of the outstanding principal amount of such series and (ii) all tendered HEP Notes of such series are accepted for exchange in the related Exchange Offer. Eligible Holders of HEP Notes that tender such HEP Notes will be deemed to have given consent to the Proposed Amendments (in respect of the applicable series of HEP Notes tendered).

Eligible Holders will not be permitted to tender their HEP Notes without delivering consents or to deliver consents without tendering their HEP Notes. Tenders of HEP Notes may not be withdrawn after the earlier of (i) the Early Participation Date (as defined below), and (ii) the date on which the applicable supplemental indenture to the corresponding HEP Indenture implementing the applicable Proposed Amendments is executed, unless extended (such date and time, as the same may be extended, the “Withdrawal Deadline”), except in the limited circumstances where additional withdrawal rights are required by law. A valid withdrawal of tendered HEP Notes will also constitute the revocation of the related consent with respect to the applicable HEP Indenture. As used herein, a “valid withdrawal” means valid withdrawal prior to the Withdrawal Deadline.

The Exchange Offers and the Consent Solicitations will expire at 5:00 p.m., New York City time, on November 29, 2023, unless extended or terminated (such time and date, as the same may be extended, the “Expiration Date”). However, Eligible Holders who validly tender and do not validly withdraw their HEP Notes at or prior to 5:00 p.m., New York City time, on November 13, 2023, unless extended or terminated (as the same may be extended, the “Early Participation Date”), will be eligible to receive greater consideration for their HEP Notes than will be available for tenders made after the Early Participation Date but at or prior to the Expiration Date, all as more fully described in the attached press release and in the Exchange Offer Memorandum.

The Company will return to the HEP Issuers all HEP Notes which are validly tendered and accepted pursuant to the Exchange Offers (the “Returned Notes”), and such Returned Notes will be cancelled.

The Exchange Offers and Consent Solicitations are being made solely pursuant to the conditions set forth in the Exchange Offer Memorandum in a private offering exempt from, or not subject to, registration under the Securities Act of 1933, as amended, and are subject to certain conditions set forth in the Exchange Offer Memorandum, although the Company may generally waive any such conditions at any time. Notwithstanding the foregoing, the Company may not waive or modify the condition that the merger of a wholly-owned subsidiary of the Company with and into HEP, with HEP surviving as an indirect, wholly-owned subsidiary of the Company (the “Proposed Merger”) shall have been consummated.

The Company and HEP are in discussions with the current lending group under HEP’s Third Amended and Restated Credit Agreement, dated July 27, 2017, by and among HEP, as borrower, and Wells Fargo Bank, National Association, in its capacity as administrative agent, and the lenders party thereto (as amended, restated, supplemented or otherwise modified from time to time, the “HEP Credit Agreement”), to obtain an amendment to the HEP Credit Agreement to, among other things, (a) provide a guaranty from the Company and terminate all guaranties of subsidiaries of HEP, (b) amend the definition of “Investment Grade Rating” in the HEP Credit Agreement to reference the credit rating of the Company’s senior unsecured indebtedness, (c) eliminate the requirement to deliver separate audited and unaudited financial statements for HEP and its subsidiaries and only provide certain segment-level reporting for HEP with any compliance certificate delivered in accordance with the HEP Credit Agreement and (d) amend certain covenants to eliminate certain restrictions on (i) amendments to intercompany contracts, (ii) transactions with the Company and its subsidiaries and (iii) investments in and contributions, dividends, transfers and distributions to the Company and its subsidiaries. There can be no assurance that the administrative agents and lenders party thereto will agree to amend the HEP Credit Agreement in a timely manner, or on acceptable terms, if at all.

Please carefully review the attached press release for further details regarding the Exchange Offers and Consent Solicitations. A copy of the Company’s and HEP’s joint press release is attached as Exhibit 99.1 to this Current Report on Form 8-K and incorporated herein by reference.

This announcement does not constitute an offer to sell or purchase, or a solicitation of an offer to sell or purchase, or the solicitation of tenders or consents with respect to, any security. No offer, solicitation, purchase or sale will be made in any jurisdiction in which such an offer, solicitation, or sale would be unlawful. The Exchange Offers and Consent Solicitations are being made solely pursuant to the Exchange Offer Memorandum and only to such persons and in such jurisdictions as is permitted under applicable law.

Supplement to the Joint Proxy Statement/Prospectus

As previously announced, on August 15, 2023, the Company entered into an Agreement and Plan of Merger with HEP, Navajo Pipeline Co., L.P., a Delaware limited partnership and an indirect wholly-owned subsidiary of the Company (“HoldCo”), Holly Apple Holdings LLC, a Delaware limited liability company and a wholly-owned subsidiary of HoldCo (“Merger Sub”), HEP Logistics Holdings, L.P., a Delaware limited partnership and the general partner of HEP (“HLH”), and Holly Logistic Services, L.L.C., a Delaware limited liability company and the general partner of HLH (the “General Partner”), pursuant to which Merger Sub will merge with and into HEP, with HEP surviving as an indirect, wholly-owned subsidiary of the Company.

This Current Report on Form 8-K (this “Form 8-K”) is being filed, in part, to update and supplement the joint proxy statement/prospectus (the “joint proxy statement/prospectus”) (i) included in Amendment No. 1 to the Registration Statement on Form S-4, File No. 333-274655 (the “Registration Statement”), filed by the Company with the SEC on October 16, 2023 and declared effective by the SEC on October 24, 2023, (ii) filed by the Company with the SEC as a prospectus on October 26, 2023, (iii) filed by HEP with the SEC as a definitive proxy statement on Schedule DEFM14A on October 26, 2023, and (iv) first mailed to the Company’s stockholders and HEP’s unitholders on or about October 26, 2023. The information contained in this Form 8-K is incorporated by reference into the joint proxy statement/prospectus.

If you have not already submitted a proxy for use at the virtual special meetings of the Company and HEP, you are urged to do so promptly. This Form 8-K does not affect the validity of any proxy card or voting instructions that Company stockholders or HEP unitholders may have previously received or delivered. No action is required by any Company stockholder or HEP unitholder who has previously delivered a proxy or voting instructions and who does not wish to revoke or change that proxy or voting instructions.

All page references are to pages in the joint proxy statement/prospectus, and terms used below, unless otherwise defined, have the meanings set forth in the joint proxy statement/prospectus. The directors and executive officers of the General Partner hold the following HEP awards as of October 26, 2023:

The disclosure in the first paragraph and table of page 92 within the “HEP Awards Held by Directors and Executive Officers” section of the joint proxy statement/prospectus is hereby amended and restated as follows:

HEP Awards Held by Directors and Executive Officers

The unvested Partnership LTIP Service Awards, Director LTIP Awards, Partnership Performance LTIP Awards and Partnership Cash Awards outstanding and held by each of the General Partner’s executive officers and directors as of October 26, 2023 is set forth in the table below.

Name (1)	Partnership Service LTIP Award (#)	2020 Partnership Performance LTIP Award (#) (2)	2021, 2022 or 2023 Partnership Performance LTIP Award (#) (2)	Value of Partnership Cash Award to he Converted to Parent Cash Award ($)
Executive Officers
Michael C. Jennings(3)	—	—	—	—
John Harrison	—	—	—	—
Robert I. Jamieson	28,147	10,488	11,412	$181,123
Vaishali S. Bhatia	—	—	—	—
Non-Employee Directors
Larry R. Baldwin	11,627	—	—	—
Christine B. LaFollette	11,627	—	—	—
James H. Lee	11,627	—	—	—
Eric L. Mattson	11,627	—	—	—
Mark A. Petersen	11,627	—	—	—

(1)

Additional individuals may have been identified as “executive officers” or “Named Executive Officers” in the most recent HEP Annual Report on Form 10-K, but the following individuals are no longer providing services to HEP as of the date of this joint proxy statement and therefore will receive no compensation in connection with the Merger: Mr. Mark T. Cunningham (former Senior Vice President, Operations and Engineering) and Mr. Richard L. Voliva (former President).

(2)

All Partnership Performance LTIP Awards are reflected at target values. With respect to the 2020 Partnership Performance LTIP Awards, the awards will be settled using actual performance achievement at the end of the performance period, which may be higher or lower than the target values shown here.

(3)	Mr. Jennings is also the Chairperson of the GP Board.

Additional Information and Where You Can Find It

This report does not constitute a solicitation of any vote or approval with respect to the Proposed Merger. In connection with the Proposed Merger, the Company has filed with the SEC the Registration Statement, which includes a joint proxy statement of the Company and HEP and also constitutes a prospectus of the Company, which was declared effective on October 24, 2023. The Company and HEP may also file other materials with the SEC regarding the Proposed Merger. Mailing of the definitive joint proxy statement/prospectus to the securityholders of the Company and HEP commenced on October 26, 2023. INVESTORS AND SECURITYHOLDERS OF THE COMPANY AND HEP ARE ADVISED TO CAREFULLY READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS THAT HAVE BEEN FILED OR MAY BE FILED WITH THE SEC (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER, THE PARTIES TO THE PROPOSED MERGER AND THE RISKS ASSOCIATED WITH THE PROPOSED MERGER. Investors and securityholders may obtain a free copy of such documents and other relevant documents (if and when available) filed by the Company or HEP with the SEC from the SEC’s website at www.sec.gov. Securityholders and other interested parties will also be able to obtain, without charge, a copy of such documents and other relevant documents (if and when available) from the Company’s website at www.hfsinclair.com under the Investor Relations page or from HEP’s website at www.hollyenergy.com on the Investors page.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Participants in the Solicitation of Proxies

The Company, HEP and their respective directors, executive officers and certain other members of management may be deemed to be participants in the solicitation of proxies in respect of the Proposed Merger. Information about these persons is set forth in the Registration Statement, which includes a joint proxy statement of the Company and HEP and also constitutes a prospectus of the Company, which was filed by the Company with the SEC on October 16, 2023 and declared effective by the SEC on October 24, 2023; in the Company’s proxy statement relating to its 2023 Annual Meeting of Stockholders, which was filed with the SEC on April 6, 2023; the Company’s Annual Report on Form 10-K for the year ended December 31, 2022, which was filed with the SEC on February 28, 2023; HEP’s Annual Report on Form 10-K for the year ended December 31, 2022, which was filed with the SEC on February 28, 2023, and subsequent statements of changes in beneficial ownership on file with the SEC. Securityholders and investors may obtain additional information regarding the interests of such persons, which may be different than those of the respective companies’ securityholders generally, by reading the Registration Statement, including the joint proxy statement/prospectus, and other relevant documents regarding the Proposed Merger (if and when available), which will be filed with the SEC.

Cautionary Statement Regarding Forward-Looking Statements

The statements in this Current Report on Form 8-K relating to matters that are not historical facts are “forward-looking statements” based on management’s beliefs and assumptions using currently available information and expectations as of the date hereof, are not guarantees of future performance and involve certain risks and uncertainties, including those contained in the Company’s and HEP’s filings with the SEC. Forward-looking statements use words such as “anticipate,” “project,” “will,” “expect,” “plan,” “goal,” “forecast,” “strategy,” “intend,” “should,” “would,” “could,” “believe,” “may,” and similar expressions and statements regarding the Company’s and HEP’s plans and objectives for future operations or the Proposed Merger. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, the Company cannot assure you that the Company’s and HEP’s expectations will prove to be correct. Therefore, actual outcomes and results could materially differ from what is expressed, implied or forecast in such statements. Any differences could be caused by a number of factors, including, but not limited to, the ability of the Company or HEP to consummate the Proposed Merger; the risk that the Proposed Merger does not occur; negative effects from the pendency of the Proposed Merger; the time required to consummate the Proposed Merger; the risk that cost savings, tax benefits and any other synergies from the Proposed Merger may not be fully realized or may take longer to realize than expected; disruption from the Proposed Merger may make it more difficult to maintain relationships with customers, employees or suppliers; the possibility that the market price of the Company’s common stock will fluctuate prior to the completion of the Proposed Merger causing the value of the merger consideration of the Proposed Merger to change; the risk that certain officers and directors of the Company and HEP have interests in the Proposed Merger that are different from, or in addition, to the interests they may have as a stockholder of the Company or a unitholder of HEP, respectively; the possibility that financial projections by the Company may not prove to be reflective of actual future results; failure to obtain the required approvals for the Proposed Merger; the focus of management time and attention on the Proposed Merger and other disruptions arising from the Proposed Merger; legal proceedings that may be instituted against the Company or HEP in connection with the Proposed Merger; limitations on our ability to effectuate share repurchases due to market conditions and corporate, tax, regulatory and other considerations; the Company’s and HEP’s ability to successfully integrate the Sinclair Oil Corporation (now known as Sinclair Oil LLC) and Sinclair Transportation Company LLC businesses acquired from The Sinclair Companies (now known as REH Company) (collectively, the “Sinclair Transactions”) with their existing operations and fully realize the expected synergies of the Sinclair Transactions or on the expected timeline; the Company’s ability to successfully integrate the operation of the Puget Sound refinery with its existing operations; the demand for and supply of crude oil and refined products, including uncertainty regarding the increasing societal expectations that companies address climate change; risks and uncertainties with respect to the actions of actual or potential competitive suppliers and transporters of refined petroleum products or lubricant and specialty products in the Company’s markets; the spread between market prices for refined products and market prices for crude oil; the possibility of constraints on the transportation of refined products or lubricant and specialty products; the possibility of inefficiencies, curtailments or shutdowns in refinery operations or pipelines, whether due to reductions in demand, accidents, unexpected leaks or spills, unscheduled shutdowns, infection in the workforce, weather events, global health events, civil unrest, expropriation of assets, and other economic, diplomatic, legislative, or political events or developments, terrorism, cyberattacks, or other catastrophes or disruptions affecting the Company’s operations, production facilities, machinery, pipelines and other logistics assets, equipment, or information systems, or any of the foregoing of the Company’s suppliers, customers, or third-party providers, and any potential asset impairments resulting from, or the failure to have adequate insurance coverage for or receive insurance recoveries from, such actions; the effects of current and/or future governmental and environmental regulations and policies, including increases in interest rates; the availability and cost of financing to the Company; the effectiveness of the Company’s capital investments and marketing strategies; the Company’s and HEP’s efficiency in carrying out and consummating construction projects, including the Company’s ability to complete announced capital projects on time and within capital guidance; the Company’s and HEP’s ability to timely obtain or maintain permits, including those necessary for operations or capital projects; the ability of the Company to acquire refined or lubricant product operations or pipeline and terminal operations on acceptable terms and to integrate any existing or future acquired operations; the possibility of terrorist or cyberattacks and the consequences of any such attacks; uncertainty regarding the effects and duration of global hostilities, including the Israel-Gaza conflict, the Russia-Ukraine war, and any associated military campaigns which may disrupt crude oil supplies and markets for the Company’s refined products and create instability in the financial markets that could restrict the Company’s ability to raise capital; general economic conditions, including economic slowdowns caused by a local or national recession or other adverse economic condition, such as periods of increased or prolonged inflation; the outcome of the Exchange Offers and Consent Solicitations; and other business, financial, operational and legal risks and uncertainties detailed from time to time in the Company’s and HEP’s SEC filings, whether or not related to the Exchange Offers and Consent Solicitations. The forward-looking statements speak only as of the date made and, other than as required by law, the Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

99.1	Joint Press Release of HF Sinclair Corporation and Holly Energy Partners, L.P., dated October 30, 2023.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

HF SINCLAIR CORPORATION

Date: October 30, 2023	/s/ Atanas H. Atanasov
Atanas H. Atanasov
Executive Vice President and Chief Financial Officer

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